Insider Report for Lloyd Herrick Data courtesy of the System for Electronic Disclosure by Insiders http://www.sedi.ca/

Transactions sorted by	: Insider
Insider family name	: HERRICK ( Starts with )
Given name	: LLOYD ( Starts with )
Transaction Date	: August 30, 2004 - August 30, 2004
Equity securities	: Common Shares

Insider name:	Herrick, Lloyd William
Legend:

O - Original transaction, A - First amendment to transaction, A' - Second amendment to transaction, AP - Amendment to paper filing, etc.

Insider's Relationship to Issuer: 1 - Issuer, 2 - Subsidiary of Issuer, 3 - 10% Security Holder of Issuer, 4 - Director of Issuer, 5 - Senior Officer of Issuer, 6 - Director or Senior Officer of 10% Security Holder, 7 - Director or Senior Officer of Insider or Subsidiary of Issuer (other than in 4,5,6), 8 - Deemed Insider - 6 Months before becoming Insider.

Transaction	Date of	Date of filing	Ownership	Nature of	Number or	Unit price	Closing	Insider's
ID	transaction	YYYY-MM-DD	type (and	transaction	value acquired	or exercise	balance	calculated
	YYYY-MM-DD		registered		or disposed of	price		balance
holder, if
applicable)

Issuer name: TransGlobe Energy Corporation

Insider's Relationship to Issuer: 4 - Director of Issuer, 5 - Senior Officer of Issuer

Security designation: Common Shares

310528	2004-08-30	2004-08-30	Direct Ownership:	10 - Acquisition or disposition in the public market	-14,000	3.1200	536,000